Exhibit 17

November 29, 2010

David Goldberg
CEO, Allegiant Professional Business Services Inc
11838 Bernardo Plaza Ct. #220
San Diego, CA 92128

Dear David:

I hereby submit my resignation as President of Allegiant Professional Business Services Inc. due to personal reasons. I will remain on as a member of the Board of Directors.

Sincerely,

/s/ Brian Bonar
Brian Bonar